Exhibit 99.10

CONSENT OF EXPERT

The undersigned, on his own behalf and on behalf of Moose Mountain Technical Services, hereby consents to the use of my name, the name of Moose Mountain Technical Services and references to, excerpts from, and summaries of the Technical Report titled “NI 43-101 Technical Report Carangas Deposit Preliminary Economic Assessment” (effective date September 5, 2024), which is included in, or incorporated by reference into, the Annual Report on Form 40-F of New Pacific Metals Corp. for the year ended June 30, 2025 being filed with the United States Securities and Exchange Commission.

Dated: September 15, 2025

/s/ Marc Schulte
Marc Schulte, P. Eng.